November 17, 2023

Via Edgar

Mr. Brian Fetterolf

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Re: YSX Tech Co., Ltd

Draft Registration Statement on Form F-1 Submitted September 15, 2023

File No. 377-06871

Dear Mr. Fetterolf,

This letter is in response to the letter dated October 16, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to YSX Tech Co., Ltd (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment to the draft registration statement on Form F-1 (the “Amendment”) is being filed to accompany this letter.

Draft Registration Statement on Form F-1 submitted September 15, 2023

Cover Page

1.	We note your disclosure that "[f]ollowing the completion of this offering, our largest shareholder will beneficially own approximately [·]% of the aggregate voting power of our issued and outstanding Class A Ordinary Shares and Class B Ordinary Share . . . ." Please revise to identify such shareholder, which appears to be Jie Xiao, and also disclose that Jie Xiao will have the ability to control the outcome of matters submitted to stockholders for approval, including the election of directors, amendments to your organizational documents and any merger, consolidation, sale of all or substantially all of your assets or other major corporate transactions, as you discuss in your risk factor on page 40. Additionally, here and in such risk factor, please disclose the specific percentage of outstanding Class B Ordinary Shares that Jie Xiao must keep to continue to control such matters submitted to stockholders for approval, pursuant to which holders of shares of Class A and Class B common stock would vote together as a class. Please also include comparable disclosure in your prospectus summary.

Response: We acknowledge the Staff’s comment and have revised the cover page on the Amendment to identify the controlling shareholder as “Jie Xiao” and to disclose that “As long as Mr. Jie Xiao continues to beneficially own more than 50% of the total voting power of the Company, he will have the ability to control the outcome of matters submitted to shareholders for approval as ordinary resolutions, that holders of shares of Class A and Class B Ordinary Shares would vote together on as a class, including the appointment and removal of directors, sale of all or substantially all of our assets or other major corporate transactions, pursuant to the Company’s memorandum and articles of association. However, Mr. Jie Xiao does not and will not have the ability to control the outcome of certain matters submitted to shareholders for approval as special resolutions, such as the amendment of the Company’s organization documents, since he will not own more than two-thirds of the Company’s voting power, as the Company’s memorandum and articles of association require.”

We respectfully advise the Staff that Jie Xiao’s voting power is based on his beneficial ownership of an aggregated 11,850,077 Class A Ordinary Shares and 810,659 Class B Ordinary Shares, rather than a specific percentage of the outstanding Class B Ordinary Shares. Therefore, as long as he continues to beneficially own more than 50% of the total voting power of the Company, he will have the power to control matters submitted to shareholders for approval as ordinary resolutions. We have added comparable disclosure in the prospectus summary and risk factor.

2.	Where you disclose that "the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China with little advance notice . . . ," please also address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti- monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Response: We acknowledge the Staff’s comment and have updated the disclosure on the cover page of the Amendment to address recent statements and regulatory actions by the Chinese government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, and to state that such regulatory actions have not and will not impact the Company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. We also respectfully advise the Staff that there have not been recent statements or regulatory actions by the Chinese government related to the use of variable interest entities since the submission of our draft registration statement on September 15, 2023.

3.	We note your disclosure that "no cash transfer or transfer of other assets have occurred among YSX Cayman, its subsidiaries, or the VIEs." Please also disclose that "our Company has not made any dividends or distributions to our shareholders," as you disclose on page 13.

Response: We acknowledge the Staff’s comment and have included disclosure in the Amendment that "our Company has not made any dividends or distributions to our shareholders” on the cover page.

4.	We note your disclosure that "[f]or accounting purposes, we are the primary beneficiary of the VIEs, as we control and receive the economic benefits of the VIEs through certain contractual arrangements (the “VIE Agreements”), which enable us to consolidate the financial results of the VIEs in our consolidated financial statements under generally accepted accounting principles in the U.S." Please revise to state that you are the primary beneficiary and receive the economic benefits of the VIEs to the extent that you consolidate the financials results of the VIEs in your consolidated statements under U.S. GAAP. Make conforming changes on page 39 where you disclose that "we are considered the primary beneficiary, enabling us to consolidate our financial results in our consolidated financial statements," and also make changes as applicable to your disclosure on page 1 that the "WFOE has the power to direct the activities of the VIEs that can significantly impact the VIEs’ economic performance and has the right to receive substantially all of the economic benefits of the VIEs." In this regard, we note that any references to control or benefits that accrue to you because of the VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Last, and in connection therewith, please revise your references to "our VIE" on pages 71 and 75 to refer to the VIE, so as to refrain from implying that you control the VIEs.

Response: We acknowledge the Staff’s comment and have revised the disclosure in the Amendment to state that we are the primary beneficiary and receive the economic benefits of the VIEs to the extent that we consolidate the financial results of the VIEs in our consolidated statements under U.S. GAAP. We also made conforming changes on page 39, as well as revised references to “our VIE” on pages 71 and 75 to refer to “the VIEs”.

Prospectus Summary

Approvals from the PRC Authorities to Issue Our Class A Ordinary Shares to Foreign Investors, page 12

5.	We note your statement that, "except for the aforementioned filing with the CSRC, we are not required by any currently effective PRC laws or regulations to obtain approval, permission, or clearance from any other PRC authorities to issue our securities to foreign investors" (emphasis added). Please also make such statement, if true, with respect to your ability to offer the securities being registered.

Response: We acknowledge the Staff’s comment and made the same statement with regard to our ability to offer the securities being registered on page 13 of the Amendment.

Approvals from the PRC Authorities to Conduct Our Operations, page 13

6.	We note your disclosure that "we and the PRC operating entities have received from the PRC authorities all requisite licenses, permissions, or approvals that are required for conducting our operations in China, such as business licenses and value added tax permits for general taxpayers." Please disclose the material permissions or approvals that you have received. Additionally, with respect to such permissions or approvals, clarify whether you are relying on counsel, and if not, explain why. Also state whether you have been denied any such approvals or permissions.

Response: We acknowledge the Staff’s comment and have revised the Amendment on page 13 to disclose the material permissions or approvals that we have received, and clarified that we are relying on our counsel’s opinion with respect to such permissions and approvals. We have also stated that we have not been denied any such approvals or permissions.

Dividends or Distributions Made to our Company and U.S. Investors and Tax Consequences, page 13

7.	Please include a cross-reference here to the "Selected Condensed Consolidated Financial Schedule of YSX Cayman and Its Subsidiaries and the VIEs" sub-section, as well as the consolidated financial statements included in this registration statement, as you do on the cover page.

Response: We acknowledge the Staff’s comment and included a cross-reference on page 13 of the Amendment to the "Selected Condensed Consolidated Financial Schedule of YSX Cayman and Its Subsidiaries and the VIEs" sub-section, as well as the consolidated financial statements included in the registration statement, as we do on the cover page.

8.	Please state here, as you do on the prospectus cover page, that you do not have "any cash management policies that dictate how funds are transferred among our Company, the subsidiaries, or the VIEs."

Response: We acknowledge the Staff’s comment and state on page 13 of the Amendment that we do not have any cash management policies that dictate how funds are transferred among our Company, the subsidiaries, or the VIEs, as we do on the cover page.

Implications of Our Being an "Emerging Growth Company", page 14

9.	Your disclosure indicates that you do not intend to take advantage of the provision for emerging growth companies that allows longer phase-in periods for the adoption of new or revised accounting standards. As such, please indicate by check mark on the cover page of your registration statement your election not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

Response: We acknowledge the Staff’s comment and have revised our disclosure on page 14 to clarify that we intend to take advantage of the provision for emerging growth companies that allows longer phase-in periods for the adoption of new or revised accounting standards.

Risk Factors

"The Chinese government exerts....", page 21

10.	We note your disclosure that "recent statements by the Chinese government indicate an intent to exert more oversight and control over offerings that are conducted overseas." Please also state that such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We acknowledge the Staff’s comment and have revised our disclosure on page 21 of the Amendment to include the requested statement.

"You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions....", page 21

11.	We note your disclosure that "all of our directors and officers are nationals or residents of the PRC." Please revise to identify the relevant individuals and also clarify whether this applies to your director nominees. Please make conforming changes in your section entitled "Enforceability of Civil Liabilities" on page 48.

Response: We acknowledge the Staff’s comment and have revised our disclosure to identify the relevant individuals on page 21 of the Amendment. We respectfully advise the Staff that we are in the process of selecting our director nominees and will update our disclosure once we have made our final selection. We have made conforming changes in the section entitled "Enforceability of Civil Liabilities" on page 48.

"Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange....", page 22

12.	We note your disclosure that "[a]s of the date of this prospectus, we are of the view that we are in compliance with the applicable PRC cybersecurity and data security laws and regulations that have been issued by the CAC in all material respects . . . ." The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.

Response: We acknowledge the Staff’s comment and have removed “in all material respects” from our disclosure on page 22 of the Amendment.

"The dual-class structure of our ordinary shares may adversely affect the trading market for our Class A Ordinary Shares....", page 41

13.	Here or as a new risk factor, please disclose that you may be excluded from certain stock indices as a result of your disparate voting stock structure, and the resulting risks to shareholders.

Response: We acknowledge the Staff’s comment and have revised the referenced risk factor in the Amendment on page 41 to disclose that we may be excluded from certain stock indices as a result of our disparate voting stock structure, and the resulting risks to shareholders.

Disclosure Regarding Forward-Looking Statements Industry Data and Forecasts, page 47

14.	We note reference that this prospectus contains data related to the bakery industry in the PRC and the U.S. Please advise.

Response: We acknowledge the Staff’s comment and revised our disclosure in the Amendment to ensure that the prospectus contains data related to the insurance industry in the PRC.

Management Discussion and Analysis of Financial Condition and Results of Operations

Key Financial Performance Indicators, page 60

15.	We note your disclosure that "[o]ur total revenue increased by approximately $19.1 million, or 63.3%, when comparing fiscal year 2023 to fiscal year 2022, primarily due to the YSX Operating Companies obtained more service contracts from various insurance companies and brokerages." Please revise to provide a more robust discussion of the reasons attributed to such revenue increase. In this regard, while we note that you attribute such increase to an increase in service contracts and that you derived the majority of your revenue from vehicle maintenance related services increased in 2023, we also note that the revenue generated from vehicle safety inspection and check services appears to have materially declined from 2022 to 2023.

Response: We acknowledge the Staff’s comment and have revised our disclosure on pages 60 and 65 of the Amendment to provide a more robust discussion of the reasons attributed to our revenue increase in fiscal year 2023. We also addressed the factors that contributed to the material decline of revenue generated from vehicle safety inspections and check services from 2022 to 2023.

Business, page 81

16.	We note your disclosure here and in your risk factors that, in fiscal year 2023, "three customers each accounted for more than 10% of our total revenue, at 16.0%, 14.4% and 13.3%, respectively," and "three vendors each accounted for more than 10% of YSX Operating Companies' total outsource expenses, at 17.6%, 16.7% and 13.4%, respectively." We also note your disclosure on page 33 that your business is subject to "concentration risks arising from dependence on a few large customers" as well as "concentration risk with regard to the vendors whom the YSX Operating Companies subcontract to provide services to customers." To the extent that you substantially depend on such customers or vendors, please identify the applicable customers or venders (e.g., PICC and Ping An, as well as your related party customer Dayong) and file any associated agreements as an exhibit to the registration statement. Please also include a discussion of the material terms of the agreements in the prospectus. Refer to Item 8 of Form F-1 and Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that, although the YSX Operating Companies’ business is subject to "concentration risks arising from dependence on a few large customers" as well as "concentration risk with regard to the vendors whom the YSX Operating Companies subcontract to provide services to customers,” the YSX Operating Companies do not substantially depend on any particular customer to purchase a major part of the YSX Operating Companies’ services, nor do they depend on any particular vendor to provide a major part of their services. As such, we believe that we are not required to identify the applicable customers or venders, or file the associated agreements as exhibits to the registration statement.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies Revenue recognition, page F-15

17.	On pages 84 and 85, you disclose that the vendors under your auto insurance aftermarket value-added services are responsible for any liabilities arising from the related service renderings and some of these vendors were referred by insurance companies and brokerages. Please tell us how you consider these factors in your determination that you are principal in your transactions. Refer to ASC 606-10-55-36 through 40.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 84 of the Amendment to clarify that, while the vendors may be required to reimburse YSX Operating Entities for costs arising from their failure in rendering services that are satisfactory to the insurance policy holders, the YSX Operating Entities are ultimately responsible for resolving disputes and providing remedies to insurance policy holders. Furthermore, we have determined that we are principal in our transactions for the following reasons:

According to ASC 606, a principal controls a good or service before transferring it to the customer. When a third party is involved in providing goods or services to a customer, an entity that is a principal obtains control of any one of the following:

(a)	A good or another asset from the third party that it then transfers to the customer;

(b)	A right to a service performed by the third party, which gives it the ability to direct that third party to provide the service to the customer on its behalf; or

(c)	A good or service from the third party that it then combines with other goods or services in providing the specified good or service to the customer.

Based on the service contracts between us and the insurance companies and brokerages, we are primarily responsible for fulfilling our undertakings and promises to the insurance companies and brokerages (the “customers”) to provide auto insurance aftermarket value-added services. Although we engage external vendors to perform the services, we are responsible for coordinating, monitoring and inspecting external vendors for related service rendering, resolving disputes and complaints by insurance policy holders who use the auto insurance aftermarket value-added services as offered by the insurance companies and brokerages, and reporting the service rendering results to the insurance companies and brokerages, and, accordingly, we have obtained the right and ability to direct the external vendors to provide the services, and are responsible for ensuring that the services are performed and are acceptable to the insurance companies and brokerages. If there are any liabilities arising from the services rendered, the insurance policy holders will make claims with the insurance companies and brokerages, who will then hold us responsible and accountable, instead of the external vendors, for any liabilities arising from the related services.

Although the insurance companies and brokerages may sometimes refer certain vendors to us, it is at our discretion to evaluate the qualification of the vendors as referred to us by insurance companies and brokerages, and conduct thorough due diligence reviews of the vendors prior to entering into service agreements with them. When we obtain the service contract from insurance companies and brokerages, we subcontract with the appropriate external vendors, and have the right to inspect and monitor the external vendors for related service renderings and to resolve disputes and complaints by insurance policy holders, which direct the external vendors to perform auto insurance aftermarket value-added services for the insurance companies and brokerages. While the payment terms in the contracts with the external vendors generally are aligned with the payment terms in our contracts with insurance companies and brokerages, we pay an advance deposit to the external vendors according to their service agreements and we are obliged to pay the external vendors, even if insurance companies and brokerages fail to pay us. The insurance companies and brokerages do not have a right to direct the external vendors to perform services that we do not agree to provide. We conclude that we control the specified services before they are transferred to the insurance companies and brokerages. The terms of our contracts with the external vendors give us the ability to direct the external vendors to provide the specified services on our behalf.

Based on the above analysis, in all transactions where an external vendor is involved in the auto insurance aftermarket value-added services, we retain the ability to direct the external vendor to provide the auto insurance aftermarket value-added services, and we remain primarily responsible to the insurance companies/brokerages for the fulfillment of the auto insurance aftermarket value-added services. Furthermore, we have discretion in establishing the service prices with insurance companies and brokerages for auto insurance aftermarket value-added services, independent of the payment terms between we and external vendors who perform the services on behalf us. On the basis of the foregoing, for purposes of ASC 606 and in accordance with ASC 606-10-25-25 and 606-10-55-36 through 606-10-55-40, we concluded that we direct the auto insurance aftermarket value-added services provided to insurance companies and brokerages. We believe we are the principal in the transactions where we outsource the value-added services to external vendors to perform on behalf of us. Therefore, we are principal in the transaction and recognizes revenue equal to the consideration to which we are entitled from the insurance companies and brokerages in exchange for the auto insurance aftermarket value-added services, and the amount paid by us to external vendors is recorded as the cost of revenues.

Additionally, in response to the Staff’s comment, we revised the disclosure on page 78 and page F-15 on how we recognize revenues associated with the Company’s auto insurance aftermarket value-added services.

General

18.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: We acknowledge the Staff’s comment and will supplementally provide the Staff with copies of any written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. We will contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to the Staff for review.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Jie Xiao
Name:	Jie Xiao
Title:	Chief Executive Officer

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC